UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated February 5, 2016: Safe Bulkers, Inc. Accepted a signed offer Letter from DNB to Amend a Credit Facility

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Accepted a signed offer Letter from

DNB to Amend a Credit Facility

Monaco, Monaco–February 3, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company has accepted a signed offer letter from DNB (UK) Limited to amend its existing credit facility with an outstanding balance of US $145.5 million, extending the term of the facility by two years from September 2020 to September 2022 and delaying the balloon payment initially scheduled to be made in 2020 for 2022. The credit facility of US $145.5 million is secured by the same ten vessels that the old facility financed and an additional newbuild expected to be delivered in March 2016. The credit facility contains the following financial covenants, in line with the existing loan and credit facilities of the Company:

•

The total consolidated liabilities of the Company divided by its total consolidated assets must not exceed 85%.

•

The aggregate market value of the eleven vessels under the facility divided by the aggregate outstanding loan value must exceed 110% until year end 2017 and 120% 2018 onwards.

•

The ratio of the Company’s EBITDA1 to its interest expense must be not less than 2.0:1 on a trailing 12 month basis applicable from 2018 onwards

•

The consolidated net worth of the Company (total consolidated assets less total consolidated liabilities) must not be less than US $150.0 million.

The old repayment schedule and the new repayment schedule are presented in Table 1 below:

Table 1: Repayment Schedule on annual basis in US$ million.

	2016	2017	2018	2019	2020	2021	2022	Total
Old repayment schedule	0.0	0.0	11.1	19.2	115.2	0.0	0.0	145.5
New repayment schedule	0.0	0.0	7.5	15.0	19.2	19.8	84.0	145.5

Dr. Loukas Barmparis, President of the Company, said: “This amended credit facility with our major lender will extend the term, reduce the annual principal installments payable in the next five years and extend a balloon payment initially scheduled to be made in 2020 to maintain a comfortable debt repayment profile until 2022.”

1EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock, Series B, Series C and Series D preferred stock is listed on the NYSE, where it trades under the symbols “SB”, “SB.PR.B”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com